Exhibit 1

November 15, 2011

Nisshin Steel Co., Ltd.

Nippon Metal Industry Co., Ltd.

Commencement of Consideration of Business Integration of Nisshin Steel Co., Ltd. and Nippon Metal Industry Co., Ltd.

Nisshin Steel Co., Ltd. (Location: Chiyoda-ku, Tokyo; President: Toshinori Miki) (“Nisshin”) and Nippon Metal Industry Co., Ltd. (Location: Chiyoda-ku, Tokyo; President: Hiroshi Yoshimura) (“Nikkinko”) (collectively, “Companies”) have entered into a basic agreement today to begin the consideration for integration of their businesses (“Business Integration”) targeted for October 1, 2012, assuming that the Companies obtain the approvals such as approvals of their respective shareholders at the shareholders’ meeting and approvals of relevant authorities including the Japan Fair Trade Commission. The Companies will give concrete considerations to the Business Integration in the spirit of equal partnership.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

I.	Objectives of Business Integration

1.	Background and Objectives of Business Integration

In order to strengthen the cost competitiveness in the stainless steel business, from 2004, the Companies have promoted various cooperative measures such as production consignment and have achieved success. However, the business environment of stainless steel industry has been going through drastic changes in recent years due to the facts such as dramatic increase in production capacity of stainless steel competitors overseas, intensification of competition in the global market, reduction in demand for stainless steel in the Japanese market, popularization of imported steel materials and concerns against increase in import volume of imported steel materials. In order to continue to enhance the corporate value of the Companies by expanding the business platform and by strengthening the stainless steel business and to continue to receive support from all stakeholders including the customers, shareholders and employees now and hereafter under such circumstances, the Companies believe that it is indispensable for them to further tighten their relationship and have come to an agreement on the Business Integration.

2.	Goals to be Achieved after Business Integration

The new company created as a result of Business Integration (“Integrated Company”) will endeavor to achieve the following goals in order to develop a firmer business platform by integrating business resources, to become No. 1 manufacturer in stainless steel business in Japan overall (i.e., technology, development, marketing and earnings), to make a leap to become one of the top stainless steel manufacturers in the world, and to ensure stable product quality, cost and service to domestic and oversea customers:

(1)	The Integrated Company will assemble the most suitable production system by taking full advantage of the strength of the Companies by taking into account the characteristics of finished products and production lines of the Companies. The Companies will also endeavor to achieve dominant cost competitiveness by making more efficient capital expenditures.

(2)	The Integrated Company will endeavor to meet a larger scope of customer demands and to further enhance the brand value by combining the marketing structures and sales channels of the Companies with special characteristics: Nisshin, which specializes in the sales to large or specific customers, and Nikkinko, which is well-known for its retail sales to small and mid-size customers.

(3)	The Integrated Company will endeavor to develop and to provide products that will please the customers by taking full advantage of tangible and intangible business resources of the Companies and by concentrating the technologies and development capacities of the Companies.

(4)	Through Business Integration, the Integrated Company will reap the benefits of volume discounts on raw materials, for which the prices are in a rising trend, due to the increase in their purchase volume.

(5)	The Integrated Company will grasp the expanding overseas markets by using the overseas networks of the Companies and will keep up with the globalization of customers and their shift to overseas production.

The Integrated Company will give all efforts to promptly achieve the above goals and to obtain maximum synergy effects as soon as possible by unifying the Companies which are steel manufacturers with a long history in the stainless steel business.

II.	Outline of Integration Plan

The Companies will work toward Business Integration in accordance with the following details, assuming that the Companies obtain the approvals of their respective shareholders at the shareholders’ meeting and approvals of relevant authorities:

1.	Form of Business Integration

The Companies will establish a holding company by jointly transferring their respective shares and will become wholly-owned subsidiaries of such holding company. As a result, the Companies will delist themselves, and the holding company, which will become the wholly-owning parent company of the Companies, is scheduled to apply for new listing.

2.	Schedule (Tentative)

– November 15, 2011:	Execution of letter of intent on the commencement of consideration of Business Integration (executed today)

– October 1, 2012:	Effective date of Business Integration

The Companies will also execute a share transfer agreement and complete the drafting of share transfer plan by April 2012 at the latest and will respectively hold shareholders’ meetings in order to obtain the approvals for Business Integration as soon as possible.

However, if any event occurs which will make the promotion of Business Integration plan practically impossible in the course of proceeding with the procedures and discussions on Business Integration due to problems relating to the filings with (including filings under the non-Japanese laws), or procurement of approvals from, the relevant authorities such as the Japan Fair Trade Commission or due to other reason or if any other significant problem arises which may cause the achievement of objectives of Business Integration to become very difficult, there is a possibility that the Companies will amend the Business Integration plan including the schedule or will reconsider the promotion of Business Integration, upon good faith discussion and agreement between the Companies.

3.	Basic Matters on the Holding Company (such as company name, location of head office, name of representative, composition of officers and organization structure)

The Companies will decide later upon discussion.

4.	Business Integration Ratio

The Companies will decide on the Business Integration ratio (i.e., number of shares in the holding company which the shareholders of respective Companies will receive upon share transfer of their shares in the Companies) upon discussion by taking into account the assessments and advices of third parties to be appointed respectively by the Companies.

III.	Promotional Structure for the Study of Business Integration

The integration study committee will be formed with the presidents of Companies as joint chairpersons and will begin the study on matters such as organizational structure and business outlook after the Business Integration. The earnings forecast of holding company will be announced as soon as it is determined by taking into account factors such as the results of assessment of the integration study committee.

Any undecided matters on the Business Integration will be announced as soon as they are decided.

End

[Contact Information for any Questions on Business Integration]

Nisshin Steel Co., Ltd.:	Public & Investor Relations Team of General

Administration & Risk Management Department

Tel: +81-3-3216-5566

Nippon Metal Industry Co., Ltd.:	IR Section of Corporate Planning Department

Tel: +81-3-3500-5645

(Reference Materials)

Overview of Nisshin Steel Co., Ltd. and Nippon Metal Industry Co., Ltd.

(1) Name	Nisshin Steel Co., Ltd.	Nippon Metal Industry Co., Ltd.

(2) Location	4-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo 100-8366	2-6, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo 100-8937

(3) Name of Representative	Toshinori Miki Representative Director and President & Chief Executive Officer	Hiroshi Yoshimura Representative Director and President

(4) Business Description	Manufacturing, processing and sales of steel products and other business incidental thereto	Manufacturing, processing and sales of stainless steel, heat resistant steel and any other metal products

(5) Capital	79. 913 billion yen (as of March 31, 2011)	13.408 billion yen (as of March 31, 2011)

(6) Date of Establishment	February 15, 1928	June 15, 1932

(7) Total Number of Issued Shares	994,500 thousand shares (as of March 31, 2011)	185,605 thousand shares (as of March 31, 2011)

(8) Date of Fiscal Year End	March 31	March 31

(9) Number of Employees	6,074 (3,665 on a non-consolidated basis) (as of March 31, 2011)	822 (622 on a non-consolidated basis) (as of March 31, 2011)

(10) Main Customers	Metal One Corporation Nihon Teppan Co., Ltd. Hanwa Co., Ltd.	Marubeni-Itochu Steel Inc. Metal One Corporation Sumitomo Corporation

(11) Main Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd. The Sumitomo Trust & Banking Co., Ltd. Mitsubishi UFJ Trust and Banking Corporation	Resona Bank, Limited The Bank of Yokohama, Ltd. The Sumitomo Trust & Banking Co., Ltd. Mitsubishi UFJ Trust and Banking Corporation

(12) Principal Shareholders and Shareholding Percentage	Nippon Steel Corporation	9.17%	Nisshin Steel Co., Ltd.

Nikkinko’s Customers

Shareholding Association

Metal One Corporation

Resona Bank, Limited

The Bank of Yokohama, Ltd.

Marubeni-Itochu Steel Inc.

Hanwa Co., Ltd.

Taiyo Stainless Spring Co., Ltd.

Chofu Seisakusho, Ltd.

Maruzen Showa Unyu Co., Ltd.

(as of March 31, 2011)

		5.12% 4.73% 3.44% 2.44% 2.44% 2.20% 1.88% 1.81% 1.73% 1.72%
Japan Trustee Services Bank, Ltd. (account in trust)	5.88%
The Master Trust Bank of Japan, Ltd. (account in trust)	3.12%
Taiyo Life Insurance Company	2.66%
The Bank of Tokyo- Mitsubishi UFJ, Ltd.	2.48%
Nippon Life Insurance Company	2.01%
Mizuho Corporate Bank, Ltd.	1.78%
Nipponkoa Insurance Co., Ltd.	1.58%
Japan Trustee Services Bank, Ltd. (account in trust No. 9)	1.36%
Sumitomo Life Insurance Company	1.31%
(as of March 31, 2011)

(13) Relationship between the Companies

Capital Ties	As of March 31, 2011, Nisshin Steel Co., Ltd. holds 9,500,000 shares representing 5.12% of issued shares in Nippon Metal Industry Co., Ltd., and Nippon Metal Industry Co., Ltd. holds 5,000,000 shares representing 0.50% of issued shares in Nisshin Steel Co., Ltd.

Personnel Ties	No notable personnel ties exist between Nisshin Steel Co., Ltd. and Nippon Metal Industry Co., Ltd. No notable personnel ties exist between the person or company related to Nisshin Steel Co., Ltd. and the person or company related to Nippon Metal Industry Co., Ltd.

Business Ties	Nisshin Steel Co., Ltd. and Nippon Metal Industry Co., Ltd. are engaged in transactions under which they have consignor/consignee relationship for the supply and manufacture of parts of semi-finished products and finished products of stainless steel.

Status Applicable to the Related Parties	Nippon Metal Industry Co., Ltd. and people and companies related to Nippon Metal Industry Co., Ltd. are not parties related to Nisshin Steel Co., Ltd. Nisshin Steel Co., Ltd. and people and companies related to Nisshin Steel Co., Ltd. are not parties related to Nippon Metal Industry Co., Ltd.

(14) Operating Results and Financial Position of Past 3 Years
Fiscal Year	Nisshin Steel Co., Ltd. (Consolidated Basis)			Nippon Metal Industry Co., Ltd. (Consolidated Basis)
	Fiscal Year Ending in March 2009	Fiscal Year Ending in March 2010	Fiscal Year Ending in March 2011	Fiscal Year Ending in March 2009	Fiscal Year Ending in March 2010	Fiscal Year Ending in March 2011
Consolidated Net Assets	260.6 billion yen	205.3 billion yen	205 billion yen	25.5 billion yen	21.3 billion yen	22 billion yen
Consolidated Total Assets	722.2 billion yen	670.3 billion yen	663.8 billion yen	90.2 billion yen	90 billion yen	90.8 billion yen
Consolidated Net Assets per Share	282.23 yen	220.56 yen	219.94 yen	154.67 yen	123.25 yen	121.73 yen
Consolidated Sales	617.3 billion yen	441.4 billion yen	545.3 billion yen	120.1 billion yen	75.7 billion yen	93.2 billion yen
Consolidated Operating Income	Δ7.3 billion yen	Δ43.2 billion yen	23.9 billion yen	Δ15.3 billion yen	Δ5 billion yen	1.4 billion yen
Consolidated Ordinary Income	Δ12.3 billion yen	Δ53.7 billion yen	18.5 billion yen	Δ16.6 billion yen	Δ5.9 billion yen	0.3 billion yen
Consolidated Net Income	Δ25.4 billion yen	Δ61.7 billion yen	12 billion yen	Δ8.9 billion yen	Δ6.4 billion yen	0.3 billion yen
Consolidated Net Income per Share	Δ28.15 yen	Δ68.28 yen	13.33 yen	Δ53.37 yen	Δ37.76 yen	1.92 yen
Dividend per Share	7.0 yen	1.0 yen	2.0 yen	6.0 yen	1.0 yen	None

*	Δ means loss

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of Nisshin and Nikkinko in relation to, and the benefits resulting from, their possible Business Integration described above. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the post-transaction group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Companies (or the post-transaction group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;

(2)	changes in steel supply, raw material costs and exchange rates;

(3)	changes in interest rates on loans, bonds and other indebtedness of the Companies, as well as changes in financial markets;

(4)	changes in the value of assets (including pension assets), such as marketable securities;

(5)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;

(6)	rise in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;

(7)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;

(8)	failure of Companies to reach a mutually satisfactory agreement on the detailed terms of the possible Business Integration or otherwise unable to complete it;

(9)	failure of Companies to obtain approvals from shareholders at the shareholders’ meeting or approvals from the relevant authorities, both of which are necessary for the Business Integration, or any other reason arises which prevents the implementation of Business Integration; and

(10)	difficulties in realizing the synergies and benefits of the post-transaction group.

END